Exhibit 12.1

Calculation of Consolidated Ratios of Earnings to Fixed Charges

	Year ended January 31,
	2016	2015	2014	2013
	(in thousands)
Fixed Charges:
Interest expenses on portion of rent expense representative of interest(1)	44	32	39	61

Total Fixed Charges	44	32	39	61

Earnings (loss):
Net income (loss) from continuing operations before income taxes	(20,146)	(12,660)	(6,700)	(4,566)
Fixed charge per above	44	32	39	61

Total earnings (loss)	(20,102)	(12,628)	(6,661)	(4,505)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	(20,146)	(12,660)	(6,700)	(4,566)

(1)	The interest factor attributable to rentals consists of one-third of rental charges which is deemed by the registrant to be representative of the interest factor inherent in rents.